SECURITIES AND EXCHANGE COMMISSION



12060346

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerging Manager Advisors, LLC
(A Limited Liability Company)

OFFICIAL USE ONLY
~~FIRM ID NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. 59th Street, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Manager Advisors, LLC (A Limited Liability Company), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP
Title



Notary Public

RAFAEL L. MARTE
Notary Public State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Emerging Manager Advisors, LLC
(A Limited Liability Company)
130 E. 59th Street, 11th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC (A Limited Liability Company) as of December 31, 2011, and the related statements of income, member's equity, cash flows, and the statement of 15c3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC (A Limited Liability Company) at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Jericho, NY
February 22, 2012

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$134,357
Account Receivable	57,512
Total assets	$191,869

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 7,000
Due to member	900
Total current liabilities	7,900
Member's equity	183,969
Total liabilities and member's equity	$191,869

See accountants' report and notes to financial statements.

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Income:	
Referral fees	$ 101,618
Expenses:	
Professional fees	17,500
Occupancy	9,600
Regulatory fees	2,294
Insurance	364
Dues and fees	99
Bank charges	130
Office	1,095
	31,082
Net income	$ 70,536

See accountants' report and notes to financial statements.



EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$113,433
Add: net income	70,536
Balance, December 31, 2011	$183,969

See accountants' report and notes to financial statements.



EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$70,536
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in accounts receivable	$ (29,608)	
Decrease in prepaid expenses	434	
Decrease in advance to member	4,000	
Decrease in due to member	(1,200)	
Total adjustments		(26,374)
Net cash provided by operating activities		44,162
Net increase in cash and cash equivalents		44,162
Cash and cash equivalents, beginning		90,195
Cash and cash equivalents, ending		$134,357
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes paid during year		$ --
Interest paid during year		$ --

See accountants' report and notes to financial statements.

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Statement of Significant Accounting Policies:

Organization:

Emerging Manager Advisors, LLC (A Limited Liability Company) is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The company was formed in the State of Delaware on February 2, 2009 for the purpose of acting as a marketer and consultant for hedge funds, and providing investment banking and advisory services to primarily institutional clients. The company will not hold customer funds or safekeep customer securities. The company will continue until December 31, 2038 unless extended as provided for in the company's operating agreement. The company is headquartered in New York and is licensed to do business in New York.

Concentration of Risk:

As of December 31, 2011, the Chase bank statement indicated a balance of $134,357. This amount is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2011, up through the date that the financial statements were available to be issued on February 22, 2012.

Accounts receivable:

Accounts receivable are non-interest bearing obligations due per referral agreement terms. Management review and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2011, the accounts receivable balance was evaluated by management and considered to be fully collectible and no allowance for doubtful accounts was necessary.



1. Statement of Significant Accounting Policies (continued):

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Referral Fees, Commissions and Revenue Recognition:

Referral fees are earned from private placement of securities and brokering selling interests in unregistered private investment funds activities. Fees are earned pursuant to contract terms with clients, based on earnings and performance fees earned by the funds during the year.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization.

2. Net Capital Requirements:

Emerging Manager Advisors, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, Emerging Manager Advisors, LLC (A Limited Liability Company) had net capital of $126,457 after adjustments for non-allowable assets, which was $121,457 in excess of its required net capital. Emerging Manager Advisors, LLC (A Limited Liability Company)'s net capital ratio was .0625 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Emerging Manager Advisors, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)-Rule D, No. 506 of the Securities Act.

Emerging Manager Advisors, LLC (A Limited Liability Company) does not have any credit exposure associated with the Qualified Investors it introduces as a third party marketer to its customers.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Related Party Transactions:

The company's member provides the company with certain administrative support services on a month to month basis, as well as, pays expenses on a reimbursable basis for the company. Expenses under this arrangement amounted to $9,600 for the year ended December 31, 2011. As of December 31, 2011, the company owed $900 to its member.

The company is owned by a single member, Emerging Manager, LLC. The company's president and chief executive officer owns 83.5% of Emerging Manager, LLC.



SUPPLEMENTARY INFORMATION

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2011

Computation of net capital	
Member's equity	$183,969
Less:	
Non-allowable assets - accounts receivable	(57,512)
Net capital	$126,457
Computation of basic net capital requirement	
Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 121,457
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 7,900
Percentage of aggregate indebtedness to net capital	6.25%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)	
Net capital as reported in Company's Part IIA unaudited focus report	$ 124,182
Audit adjustments	2,275
Net capital, per above	$ 126,457

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Emerging Manager Advisors, LLC
(A Limited Liability Company)
130 E. 59th Street, 11th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Emerging Manager Advisors, LLC (A Limited Liability Company) for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Emerging Manager Advisors, LLC (A Limited Liability Company) that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Emerging Manager Advisors, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Emerging Manager Advisors, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2011 through December 31, 2011.

This report is intended solely for the use of Emerging Manager Advisors, LLC (A Limited Liability Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 22, 2012



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Member of Emerging Manager Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Emerging Manager Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 22, 2012

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 101,618
General Assessments at .0025	$ 254
Overpayment from prior year	150
Payment Remitted with Form SIPC-6	-
Amount due With Form SIPC-7	$ 104



EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2011

EMERGING MANAGER ADVISORS, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2011



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS